SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)

Information statement pursuant to Rule 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

RITCHIE BROS. AUCTIONEERS INCORPORATED

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

767744105

(Cusip Number of Class of Securities)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

Page 1 of 6 Pages

TABLE OF CONTENTS

SIGNATURE

13G
CUSIP No. 767744105			Page 2 of 6 Pages

1.	Name of Reporting Person C. Russell Cmolik		S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,536,641

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,536,641

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,536,641

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.05%

12.	Type of Reporting Person* IN

Page 2 of 6 Pages

Item 1(a).	Name of Issuer.

     This Schedule 13G relates to Ritchie Bros. Auctioneers Incorporated, a Canadian corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

     The Company’s principal executive offices are located at 6500 River Road, Richmond, B.C. V6X 4G5 Canada.

Item 2(a).	Name of Persons Filing.

     This Schedule 13G relates to the following person:

     •   C. Russell Cmolik

Item 2(b).	Address of Principal Business Office.

     The business address of the reporting person is Ritchie Bros. Auctioneers Incorporated, 6500 River Road, Richmond, B.C. V6X 4G5 Canada.

Item 2(c).	Citizenship.

     Mr. Cmolik is a citizen of Canada.

Item 2(d).	Title of Class of Securities.

     This Schedule 13G relates to the Company’s common stock, no par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number.

     The CUSIP Number for the Company’s Common Stock is 767744105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act,

Page 3 of 6 Pages

(e)	☐ Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.

Item 4.	Ownership.

     The following describes the ownership of Common Stock by C. Russell Cmolik as of December 31, 2003:

(a)	Amount beneficially owned: 1,536,641

(b)	Percent of class: 9.05%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,536,641

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,536,641

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 4 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 13, 2004

/s/ C. Russell Cmolik C. Russell Cmolik

Page 6 of 6 Pages